Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the year ended December 31, 2021

SavvyShares LLC

(Exact name of registrant as specified in its charter)

Delaware	85-1108254
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

404 Camino Del Rio South Suite 505 San Diego, California, 92108
(Full mailing address of principal executive offices)

(619) 234-5884
(Issuer’s telephone number, including area code)

Limited Liability Company Interests
(Title of each class of securities issued pursuant to Regulation A)

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Part II.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements contain information about our expectations, beliefs or intentions regarding our business, financial condition, results of operations, strategies or prospects, and other similar matters. These forward-looking statements are based on management's current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. These statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “intends,” “estimates,” and other words of similar meaning.

Many factors could cause actual results to differ materially from those in forward-looking statements. Unknown or unpredictable factors that could also adversely affect our business, financial condition and results of operations may arise from time to time. The forward-looking statements discussed in this report may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements, which only reflect the views of management as of the date of this Annual Report. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results or expectations, except as required by law.

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Item 1.	Business

Our Company

SavvyShares LLC, a Delaware limited liability company, sometimes referred to as the “Company”, “we”, “our”, or similar terms, seeks to build and offer our customers access to the world’s first and largest database of Member Data (as defined herein) owned by a community comprised of its members, which we refer to as our Database, and to build a business focused on growing and developing the Database. Our Database is comprised of various types of data captured or delivered (depending on the methodology) and submitted into the Database, including behavioral data tracked through our applications, data obtained from self-reported surveys and interviews, and any other social or related data satisfying our requirements, which we refer to as Member Data. Through member participation, we aim to create a dynamic, secure and longitudinal database along with a supporting ecosystem geared towards the compilation of survey and behavioral insights. By making the Database available to third parties, with our members’ consent, we aim to facilitate insights which lead to greater predictive power of behavioral information for customer applications. Privacy, data security and the trust of our members are core to our company’s mission and to the design of our Database.

We are a limited liability company managed by our Manager, a Delaware public benefit corporation. Our Manager will retain the rights to the Database IP (as defined below). Unlike the holders of common stock in a corporation, holders of our shares will have very limited rights and will have no right to control our operations. We have chosen this structure as we feel it recognizes that our members are making a contribution of personal data rather than money, and they will have the ability to withdraw their contributions at any time (with reasonable notice) and for any reason. Our governance structure was therefore designed to mirror the rights that data contributors have in other businesses that obtain consumer data rights in exchange for benefits to consumers that evolve over time and at the discretion of the data recipient. Like such other businesses, we are incentivized to keep our platform attractive to members so that they allow us to retain our data rights and potentially contribute additional Member Data in consideration for additional shares. We believe that keeping our platform attractive will include, but will not be limited to, managing our company in a manner that maximizes funds for distributions to our members no less frequent than annually.

Immediately following July 14, 2020, the date that our offering of shares under Regulation A was first qualified by the SEC, we commenced the offering of shares and related operations and began to solicit potential members to participate in our surveys and market research activities. As of April 27, 2022, we have 823,287 shares outstanding.

Behavior Data Opportunity

Our company’s commercial offering enables customers to obtain organizational knowledge of market conditions and competition through researching relevant market sectors. Our Database will support research for customers’ entry into new and established industries including, but not limited to, automotive, travel, financial services, retail, media and healthcare. Our Database will also support customers implementing effective strategies for the assessment of global environments, including foreign trade and investment barriers.

Today, data is captured and stored on almost every platform consumers use. For example, in the retail industry, mobile commerce (“M- Commerce”) is rapidly increasing as the volume and varieties of products researched and purchased on mobile platforms increases. Smart-phone and tablet penetration is fast increasing in emerging markets and contributing significantly to online shopping growth.

The potential to understand the various paths that individuals take in making a decision requires an ability to identify, capture and organize sufficient data. Our Database enables this discovery activity for our customers.

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Unlocking the Potential for Discovery

The Database aims to address four primary issues that have hindered research:

1. The scale and scope of datasets have been inadequate for broad applicability to wider populations. For wider populations, researchers require larger sample sizes, more in-depth data and greater diversity in gender, ethnicity, age and socioeconomic status.

2. The representative sample data in existing databases often has inadequate structure for aggregation or for research into smaller market segments. Aggregation refers to combining data obtained through various discrete, customer-specified projects, to allow further research by others and broader insights.

3. Data is often gathered using various indirect means (such as through product and service vendors) and de-identified, rendering such data siloed from other relevant data concerning the same individual. In many instances, subjects of the data have not consented to the data’s release for research.

4. Data contributors are not typically compensated or otherwise rewarded for their data contributions and therefore have little to no engagement with the provision of their data for commercial or social purposes. We believe that people hold valuable behavior information and should be treated like owners and recognized and rewarded for their contributions to our mission.

People-Centric Model

Everyone has the potential to create research value as a study participant. We believe that empowered individuals will seek involvement as research partners when they have the opportunity to participate in ownership of the company that collects and monetizes the data. We believe that our members are empowered by the transparency of our business model, which plainly establishes both what rights members give to us and what compensation they receive from us in return. Other data collection methodologies are often very narrow (such as single surveys), offering very little opportunity for ongoing engagement, or require consumers to consent to very broad utilization of their data gathered via a consumer activity that, to the consumer, bears no relationship to the data he or she is giving away (for example, data gathered through search engines or social media applications). Our model not only transparently allows consumers to elect which data they wish to contribute to our Database in exchange for compensation, but also allows consumers to participate (through dividends) in any profitability of the company that receives and monetizes that data. We believe that our model will lead to significantly greater consumer engagement than traditional market research data collection models.

Through greater consumer engagement, we are aiming to unlock the potential for discovery with the largest aggregation of behavioral data ever assembled. By engaging individuals proactively and responsibly, our goal is to facilitate purpose-driven, deep engagement that will lead to an information-rich, active and longitudinal data community. Through a people-centered effort, we aim to achieve the scale and scope to enable research for a wide range of products and services, increasing our understanding of changing trends and habits. We believe our robust, scalable platform, with the ability to ingest data associated with variable collection methodologies, will have the statistical power to reveal the underpinnings of many social and environmental developments.

Industry Background

Our company competes in the data and insights industry. The industry includes traditional market research augmented with newer research methodologies, such as online analytics, consulting firm research, IT and telecom research, marketing reports and research, social media monitoring, social media communities, web analytics, sample panel providers and survey software and incremental artificial intelligence and machine learning.

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In a report issued in February 2022 titled “Big Data Market with COVID-19 Impact Analysis, by Component, Deployment Mode, Organization Size, Business Function (Finance, Marketing & Sales), Industry Vertical (BFSI, Manufacturing, Healthcare & Life Sciences) and Region - Global Forecast to 2026” MarketsandMarkets.com stated the big data market size is projected to grow from $162.6 billion in 2021 to $273.4 billion in 2026, at a compound annual growth rate (CAGR) of 11.0% during the forecast period. According to the report; “The volume of data captured by organizations is continuously increasing due to the rise of social media, the Internet of Things (IoT), and multimedia, which have produced an overwhelming flow of data in either structured or unstructured format. For instance, almost 90% of the world’s data has been created in the past two years. Machine-based as well as human-generated data are witnessing an overall growth rate of 10 times faster than conventional business data. For instance, machine data is experiencing an exponential 50 times faster growth rate. Big data is largely consumer-driven and consumer-oriented; most of the data in the world is generated by consumers, who are ‘always-on.’ Most people spend 4 to 6 hours per day consuming and generating data through a variety of devices and (social) applications. With every click, swipe or message, new data is created in a database somewhere around the world. Because everyone now has a smartphone in their pocket, the data creation sums to incomprehensible amounts.” The report includes the following graphic:

Traditional Market Research

Market research is an organized effort to gather information about target markets or customers. Market research is one of the main factors used in industry to maintain competitiveness. Market research provides important information which helps to identify and analyze the needs of the market, the market size and the competitive landscape.

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Market-research techniques encompass qualitative and quantitative techniques. Qualitative techniques are in-depth examination of opinions by a small group of people and include focus groups, in-depth interviews and ethnography (the scientific description of the customs of individual peoples and cultures). Quantitative techniques are the sampling of a representative group of people that can be applied to the entire population and include surveys and analysis of secondary data.

Newer Research Methodologies

Digital, online and mobile innovations have transformed the traditional market research industry. According to the report cited above from marketstomarkets.com in February of 2022, the rising adoption of innovative technologies is changing the landscape of market research particularly in the United States. “North America is estimated to account for the largest market share during the forecast period. The report further notes that in North America, data discovery and big data analytics are considered highly effective by most organizations and verticals.”

Privacy, Security, and Trust Challenges

Privacy and data security concerns are paramount in the design of any study involving data.

Major market research industry associations promote strict requirements for gaining permission of respondents for their opinions and behavioral data. These requirements generally entail a double opt-in process. In this process, the first opt-in is the individual responding to an email or other invitation or deliberately going online to enroll, and the second opt-in is an additional consent to participate in particular research. The details of the participation should be apparent in the consent. The scope of the consent varies and may be narrow, such as completing a single survey, or may be broader, such as enabling current and future tracking for research information on a broad scale where the projects are yet to be defined. Data is often collected for a particular research study funded by a single market participant, but the same data may (with appropriate consent) be shared and/or re-examined by other investigators for further studies. Narrowly drawn consents have presented scalability problems and have limited the utility of historical datasets. We intend to follow all of these major industry consent protocols, including double opt-in, invitations that fully explain the extent of the data extracted and the participation requirements, support for questions or help with technology, validation of data, de-identification of data, secure delivery following a data leasing contract with the client and a website that details participation and incentives.

In current marketing research and marketing practice, privacy is typically protected by concealing the identities of study participants, while certain types of data are shared freely. Standard data security controls are often sufficient for protecting identity data in isolation, but in many cases de-identified data can be combined with data available elsewhere to allow the identification of that data. In that regard, properly de-identified study data remains vulnerable to misuse.

There are a variety of reasons people participate in market research studies. Some people are motivated by an offered incentive, like discounted products, gift cards, points or cash. Others simply enjoy the opportunity to provide their opinions. Many consumers have a broader and more altruistic goal to improve products and services for society. In all cases, participation depends on a level of trust between the research participant and the investigators, including a belief that they are pursuing a shared goal. We believe that level of trust has been eroded in recent years by well-publicized examples of security compromises and the publicization of uses of personal data that were not envisioned by consumers when consenting to use of a digital service.

Data Challenges

Much of the web data collected by others remains limited and dependent on algorithms that extract small samples for research or marketing and then attempt to project those samples to larger markets. One reason for this limitation is incoherent and inconsistent codes hampering organized database and data management practices. Websites and web behaviors are profuse and categorizing even the most visited sites is daunting for most companies.

The technology exists today to track consumer behavior across websites and platforms. There are however numerous barriers to researchers obtaining such information, including limitations of consent and the deliberate siloing of such data by industry participants that are incentivized to keep such data proprietary.

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Our Solution

We are building our Database by providing our members share ownership in our company as consideration for contributing personal and social data, including behavior and survey data for research. New members can join our community and receive shares by contributing validated information and providing consent for such data to be used in population-wide research following de-identification processes. We will accept a wide range of Member Data, including surveys, personal interviews and tracking behavior on devices. In addition, we will collect social and environmental data from new and existing members through live participation opportunities. Our Database is extensible such that future Member Data inputs may be added.

Our Database will earn income through the sale of access to its de-identified data and research findings to our customers in research and other industries.

By combining all of these data collection capabilities in a single platform with a uniquely engaged consumer base, we will offer our customers unique analysis capabilities, including insights into why consumers make the choices they make.

Leveraging Broad Data Collection and Unique Engagement

As noted above, obtaining large volumes of high-quality research and behavior lifestyle data has been a major challenge in the data insights industry. Our platform will enable gathering data from multiple sources, with extensible, longitudinal capabilities, and with transparent consumer consent and without a structural data siloing incentive. Our platform allows data that is collected for a particular customer’s research needs to be aggregated and used for other analytical and research projects, thereby facilitating the improvement of products and services across broad marketplaces. Our members will transparently consent to our use of Member Data for both purposes. We believe that our members’ knowledge that their Member Data will be used for the improvement of goods and services available to everyone, combined with the ownership experience we will offer, will create a unique level of consumer engagement that will result in unprecedented scaling of our Database and a virtuous circle of increased value to our customers from that scaling.

We will encourage participants to remain active and engaged in the research process over time by providing regular data contribution opportunities and through regular communications, including updates on studies performed with our Database and results that have accrued to the public benefit through our management of the Database. These communications will include ongoing reports filed with the SEC and other member communications.

Offerings to Customers

By making our company member-owned, our members become participants in and beneficiaries of the economic success of their contributions. We believe this participation opportunity will encourage new members to join and existing members to actively participate and continue contributing Member Data to us for additional shares. As a member participates in more surveys, agrees to download and use our mobile device application or desktop/laptop software application, which we refer to collectively as our App, to allow us to gather behavior data or participates in other research opportunities, that member’s ownership stake in our company increases. When brands or research organizations pay for Member Data in the Database, our profits from these transactions will enable dividends to our members proportionate to the number of shares held.

We believe that as our Database grows, it will become increasingly valuable to organizations and research industries. Unlike other companies currently marketing for panel or sharing panel data, proceeds generated by selling access to our Member Data will inure in part to the benefit of our member community. Members will always retain the ability to withdraw their Member Data from our Database by terminating their Purchaser Consent for all their Member Data or removing selected Member Data.

We believe that our community ownership model will address many of the challenges that exist today in data collection for insight and analysis, enabling us to obtain data at scale to allow valuable insights; to avoid data silos, and to establish trust through transparency and common purpose.

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Building The Database

Our marketing efforts to build the Database include ads specifically targeted to digitally engaged Americans. This will include ads on Google search, Instagram, Facebook, etc. as well as targeted ads for specific demographics needed. A sample media plan is shown below.

We currently have over 6,000 members and have completed our branding and website assets. Branding examples are shown below:

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Public Service Vision

Our company was founded with a vision of public service to augment our members’ potential financial remuneration. Trust in us by our members is paramount. We recognize our members are voluntarily placing some of their private data in our Database, and we understand we will need to work hard to earn and maintain the trust required to secure such contributions. Our operating agreement authorizes our Manager, a public benefit corporation, to make decisions that prioritize public welfare over profits. Nonetheless, we believe that what is in the interest of the public can also show significant financial returns in the long run.

Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Public benefit corporations organized in Delaware are also required to assess their benefit performance internally and to disclose publicly at least biennially a report detailing their success in meeting their benefit objectives.

Our Manager’s public benefit, as provided in its certificate of incorporation, is to promote the creation and maintenance of a community-owned database containing consumers’ opinions and behavior data that is designed to improve the products and services available to the community and others.

We believe that broad-based collection and availability of consumer data has enormous potential to support the public good. Government and independent institutions, such as the National Institutes of Health and various non-profit foundations, have demonstrated the public benefit of consumer data by publishing studies conducted for the public good. We believe that the unique attributes of our Database can greatly increase the public benefit obtained from consumer data while providing appropriate safeguards for the privacy and security of the data.

App Technology

Our application data collection technology is a combination of proprietary techniques and third-party tools that collectively categorize a consumers’ searches and visits to websites through a taxonomy linked to a customers’ products and services. We license the technology for our App on a non-exclusive basis from Luth Research (including a sublicense for the third-party tools). We follow customer- specified taxonomies or assist customers in developing taxonomies, and we deploy third-party artificial intelligence and machine learning tools to keep up with the growing and changing business.

In some cases, we use secondary data sources to augment information collected through our App.

First Class Team in the Epicenter of Behavior Research

Our Manager’s executive team is comprised of experienced leaders in Market Research, data science, engineering, economics, and large-scale consumer engagement platforms. See “Directors and Officers” above for more detail.

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Competition

We compete with other consumer survey panel companies. Consumer panels are groups of consumers that make up a community recruited by research companies and agencies, who are used as respondents to answer specific research questions and/or provide online data relating to products and services. A few large competitors in this space are Dynata, Surveys On The Go, Survey Junkie, and MarketCube. Luth Research is also a competitor in this space, offering survey panel data generally obtained for cash compensation to panel members. In addition, there are many smaller panel companies that either have their own panel(s) or act as aggregators by utilizing industry partners. Two of the largest aggregators are Lucid and Cint. Some of our competitors custom assemble panels by identifying a target audience and examining the marketplace of online publishers able to reach and recruit the target audience. We believe our unique consumer engagement model will enable us to compete favorably against other consumer survey panel companies.

We will also compete with other companies offering digital tracking. Currently, very few of the consumer survey panel companies provide a single-source digital tracking technology comparable to our App. We license such technology from Luth Research on a non-exclusive basis. Luth Research continues to use this technology for its business and is therefore a competitor of ours. Luth Research also has the ability to license this technology to others. These companies purchase panelists from others to maintain an active user base. A significant challenge for digital tracking providers is assisting their customers in obtaining valuable insights from the plethora of data acquired. We believe we will compete favorably in this market through our uniquely engaged audience of panelists and through our technology.

Government Regulation

CCPA

In the United States, the California Consumer Privacy Act of 2018 (CCPA) became effective on January 1, 2020. The CCPA contains new obligations for businesses that collect personal information (which is broadly defined) about California residents. CCPA affords consumers expanded privacy protections and control over the collection, use and sharing of their personal information. For example, the CCPA gives California consumers (as defined by the law) expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations (up to $7,500), as well as a private right of action for data breaches that is expected to increase data breach litigation. The laws relating to privacy and data security are evolving. Other states are considering laws like the CCPA.

European General Data Protection Regulation (GDPR)

The European General Data Protection Regulation, commonly referred to as the GDPR, went into effect in May 2018. The GDPR increases privacy rights for individuals in Europe, extends the scope of responsibilities for data controllers and data processors and imposes increased requirements and potential penalties on companies offering goods or services to individuals who are located in Europe or monitoring the behavior of such individuals (including by companies based outside of Europe). Noncompliance can result in penalties of up to the greater of €20 million, or 4% of global company revenues. While we are currently accepting only members who reside in the United States, and hence are currently not subject to the requirements of the GDPR, we have structured our policies and procedures to comply with the GDPR.

Employees

We have no full-time employees. We are managed by our Manager. Currently, our Manager has one full-time employee and four part- time employees.

Legal Proceedings

We know of no existing or pending legal proceedings against us or our Manager, nor are we or our Manager involved as a plaintiff in any proceeding or pending litigation.

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Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We were organized as a limited liability company under the laws of the State of Delaware on January 2, 2020. We are managed by SavvyShares PBC, Inc., a Delaware public benefit corporation, which we refer to as our Manager. We have entered into a management services agreement, which we refer to as the Management Agreement, with our Manager to provide business, operational and financial management services to us. The rights, duties and powers of our Manager are governed by the terms of the Management Agreement and the Company operating agreement, which we refer to as our Operating Agreement. We seek to build and offer our customers access to the world’s first and largest database of Member Data (as defined herein) owned by a community comprised of its members, which we refer to as our Database, and to build a business focused on growing and developing the Database. Our Database is comprised of various types of data captured or delivered (depending on the methodology) and submitted into the Database, including behavioral data tracked through our Apps, data obtained from self-reported surveys and interviews, and any other social or related data satisfying our requirements, which we refer to as Member Data. Through member participation, we aim to create a dynamic, secure and longitudinal database along with a supporting ecosystem geared towards the compilation of survey and behavioral insights. By making the Database available to third parties, with our members’ consent, we aim to facilitate insights which lead to greater predictive power of behavioral information for customer applications. Privacy, data security and the trust of our members are core to our company’s mission and to the design of our Database.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus and the risks to the international community as the virus spread globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The COVID-19 pandemic has negatively impacted the global economy, disrupted supply chains, and created significant volatility and disruption of financial markets. As a result of orders issued by federal, state and local health agencies, the Company’s business operations and those of its potential customers and data providers were significantly curtailed during 2020 and we have operated as a fully remote enterprise. The COVID-19 pandemic had a materially adverse impact on the Company’s business operations during 2020,which continued into 2021. In early 2021, health agencies in areas that we operate approved vaccines for combating the COVID-19 virus. While administration of the vaccines has begun, government-imposed restrictions aimed at mitigating the spread of the virus across the Company’s key markets and the related volatility are expected to continue to negatively impact its future operating results. While the Company expects the impacts of COVID-19 to continue to have an effect on its business, the extent of the impact will depend on future developments, including the duration of the pandemic and related government restrictions, all of which are uncertain and cannot be predicted. In addition, we cannot predict whether future developments associated with the COVID-19 pandemic will materially adversely affect our long-term liquidity position. We are actively monitoring the situation and the impact on financial condition, liquidity, operations, suppliers, industry and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity for fiscal year 2022 or beyond.

Operating Results

During the period from January 2, 2020 (inception) to October 7, 2020, our Manager was our sole member. As such, we have accounted for the expenses paid on our behalf by our Manager as our expenses with a corresponding credit to members’ share capital, in accordance with the guidance in Staff Accounting Bulletin Topic 5T – Accounting for expenses or liabilities paid by principal stockholder(s) (“SAB Topic 5T”).

At October 8, 2020, the expenses paid on our behalf by our Manager totaled $250,865. These expenses primarily consisted of all fees, costs and expenses incurred in connection with our organization and in connection with the initial offer and sale of our shares, including legal and accounting fees. Our Manager automatically resigned as, and ceased to be, a member on October 8, 2020 when the first contributor of data to SavvyShares LLC was admitted as a member. From October 8, 2020, we do not believe that SAB Topic 5T continues to apply and have ceased recording as our expenses those expenses that our Manager incurred on our behalf after our Manager resigned as a member and for which our Manager does not have a contractual right of reimbursement.

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Immediately following July 14, 2020, the date that our offering of shares under Regulation A was first qualified by the SEC (which we refer to as the Qualification Date), we commenced the offering of shares and related operations and began to solicit potential members to participate in our surveys and market research activities. Because of the impact of the COVID-19 pandemic on the retail, travel and business information industries, and a weak market research industry, our ability to consummate sales of shares and operate at scale was delayed during 2020. We sold the small amount of Member Data we collected in exchange for shares during 2020 to our Manager and in 2021 increased the level of such sales. We anticipate that as the number of members in our database increases, we will gain the ability to (a) sell higher volumes of data to our Manager and (b) conduct market research projects directly for third party customers. However, we do not know when or if we will be able to conduct such direct market research operations.

Liquidity and Capital Resources

To date, to the extent that our expenses have exceeded the revenue we generated from the sale of Member Data, they have been covered by our Manager either by directly paying vendors or by advancing funds to us which we then used to pay vendors. Our Manager is not entitled to reimbursement for Member Acquisition Costs incurred for the one-year period beginning on the Qualification Date and which ended on July 14, 2021. “Member Acquisition Costs” means selling and marketing expenses for the recruitment of new members or further acquisitions of shares by existing members, including without limitation advertising and promotional expenditures (primarily online marketing) and compensation and other employee-related costs for personnel engaged in sales or marketing functions. As discussed in Operating Results above, we have accounted for the expenses paid on our behalf by our Manager as our expenses with a corresponding credit to member’s share capital, in accordance with the guidance in SAB Topic 5T. From October 8, 2020, we have ceased recording as our expenses those expenses that our Manager incurred on our behalf after our Manager resigned as a member and for which our Manager does not have a contractual right of reimbursement. As of July 14, 2021, we are responsible for the direct payment of Member Acquisition costs or for reimbursing our Manager if the Manager pays such costs on our behalf. During 2021 we were not required to reimburse our Manager for any Member Acquisition Costs.

In the future, we will be obligated to promptly reimburse our Manager for all our expenses advanced by our Manager, in accordance with our Management Agreement (which the Manager may modify unilaterally). Our dependence on our Manager for funding of these expenses raises substantial doubt about our ability to continue as a going concern.

Our Manager’s capacity to fund all of our organizational expenses and to fund our operational expenses and the development expenses through the time when we generate significant revenues from operations is dependent on our Manager’s existing cash resources and its ability to obtain additional capital financing from investors sufficient to meet our needs and the needs of our Manager’s other operations. Our Manager presently intends to seek equity or convertible debt capital from unaffiliated investors, but it has not yet done so and presently has no financing commitments. Our Manager may also receive capital from Luth Research or its affiliate; however, Luth Research and its affiliates are not obligated to provide capital to our Manager. Our Manager believes that it will be able to raise capital that, combined with its existing cash resources, will be sufficient to fund all of our organizational expenses and to fund our operational expenses and the development expenses through the time when we generate significant revenues, at which time our revenues may be used to pay both our operational expenses and the management fee to our Manager (which management fee may then fund further development expenses). However, there can be no assurance that our Manager will be successful in its fundraising efforts. If our Manager is not successful in its intended fundraising efforts, our Manager may be required to delay various planned expenditures for development and marketing of our Database, which delays could materially adversely delay or eliminate generation of revenues and potentially jeopardize our ability to continue as a going concern.

We may not generate significant operating revenue for an indeterminate period of time, until third parties begin to pay us for services related to our Database. Upon generation of net revenue, we will be obligated to pay a management fee to our Manager.

The Manager has not committed to the Company to fund any particular amounts for any of these purposes. The Company’s dependence on the Manager for funding of these expenses raises substantial doubt about the Company’s ability to continue as a going concern.

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Trend Information

Immediately following the Qualification Date, we commenced the offering of shares and related operations and began to solicit potential members to participate in our surveys and market research activities. Our only activities from January 2, 2020 (inception) through the Qualification Date were organizational activities and those necessary to prepare for the offering of our shares. During 2021 and 2020, respectively, we generated $184,083 and $3,266 of revenue by selling Member Data to our Manager. We have not generated revenues from unrelated parties to date. Because of the limited time we have been operating, we are unable to draw other meaningful conclusions as to trends that are reasonablly likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources. We expect to incur increased expenses as a result of being a reporting company (for legal, financial reporting, accounting and auditing compliance). Over the next twelve months, we will rely on our Manager to fund our plan of operations if we are unable to generate adequate cash flow from operations. See the section titled “Liquidity and Capital Resources” above for more detail.

Item 3.	Directors and Officers

We do not have any directors, officers, or significant employees. We are managed by our Manager, and we sometimes refer to our Manager’s officers and directors as our officers and directors and as our management. Neither our Manager, nor our Manager’s directors, is elected by our members, and neither will be subject to re-election by our members in the future. Our Manager may not be removed by our members for any reason.

Our Manager has a board of directors consisting of one director. The following are the directors, key officers and significant employees of our Manager, who by virtue of their collective ownership of our Manager, control our Manager. No other person or entity controls our Manager.

Name	Position with Manager	Age	Term of Office	Approximate Hours per Week for Part-Time Employees
Roseanne Luth	Chief Executive Officer and Director	76	Since December 2019	30
Janeen Hazel	President	53	Since December 2019	30
Sean Miller	Vice President, Data Operations	36	Since March 2020	30
Michael J. Berthelot	Chief Financial Officer	71	Since December 2019	20

Roseanne Luth has been our Manager’s Chief Executive Officer (Principal Executive Officer) and Director since November 2019. Ms. Luth is a renowned pioneer in research methodologies and the founder of Luth Research, LLC. Luth Research is a privately held market research company founded in 1977 and located in San Diego. Luth Research currently has over 300 employees.

With more than 33 years of industry experience and superior execution, Ms. Luth’s vision is to advance the research industry to its highest and best potential by establishing the most scientifically valid, Internet-based, data collection service. To this end, in 2000, she launched SurveySavvy.com, the online component to Luth Research, which offers worldwide market research services.

Roseanne is a member of the American Marketing Association, ESOMAR (World Association of Opinion and Marketing Research Professionals), the Insights Association, and ARF (Advertising Research Foundation).

Ms. Luth serves on the board of directors of Commerce West Bank and the American Marketing Foundation and previously served on the board of directors of the Council of American Survey Research Organizations (CASRO) from 2004 through 2010. In 2011, Ms. Luth was awarded the CASRO Hall of Honor Achievement Award in appreciation for her considerable contributions to education within the market research industry. She also served as chair of the San Diego Better Business Bureau in 1998 and was the first female president of the Executives’ Association of San Diego in 1998. Ms. Luth is a frequent speaker on topics regarding market research and online research panels.

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Janeen Hazel has been our Manager’s President since November 2019. Ms. Hazel has been Luth Research’s Vice President of Marketing since 2010. Ms. Hazel has been in the business of advertising and market research for 30 years. Ms. Hazel was previously an account service manager at Capener, Matthews and Walcher, a public relations firm. Prior to her time at Capener, Matthews and Walcher, she held various roles at The Walt Disney Company, where she implemented sales tracking strategies for the Buena Vista Television department. Ms. Hazel holds a BA from the Marshall School of Business at the University of Southern California. Ms. Hazel is the daughter of Roseanne Luth.

Sean Miller has been our Manager’s Vice President, Data Operations since March 2020. In that role, Mr. Miller is primarily responsible for architecting and developing the engagement and data platform that invites, aggregates, and organizes Member Data; establishes members as shareholders; and enables market research insights across the de-identified Member Data. Prior to this role, Mr. Miller has been Vice President of Online Operations at Luth Research LLC since March 2010, leading the various teams responsible for panel management and recruitment, data collection and processing, as well as architecting the various data systems used to track and analyze incoming data. Mr. Miller attended the California State University, Northridge where he majored in Business Administration. Mr. Miller also holds various certifications related to Data Architecture, Python, and SQL programming.

Michael J. Berthelot has been our Manager’s Chief Financial Officer since January 2020. Since 2004, Mr. Berthelot has been Chief Executive Officer of Cito Capital Corporation, a provider of strategic consulting and advisory services to private and public companies in corporate governance, turnaround, acquisition and divestitures and capital raising. Mr. Berthelot has also served as Principal of Corporate Governance Advisors Inc., a provider of corporate governance reviews and board evaluations, since 2010. Mr. Berthelot serves as lead independent director of Fresh Del Monte Produce Inc. (NYSE: FDP). Mr. Berthelot served as CEO of two publicly traded companies: Pro-Dex Inc. (NASDAQ:PDEX) from 2012-2013 and TransTechnology Corporation (then NYSE:TT) from 1991-2004. Mr. Berthelot is also an adjunct professor at the Rady School of Management at the University of California San Diego where he teaches a graduate level course on corporate governance and the role of the CEO. Mr. Berthelot holds a Bachelor’s of Science in Accounting, cum laude, from the University of Akron, a Masters of Business Administration from Cleveland State University, and is a certified public accountant (Ohio).

Potential Conflicts of Interest

Since we do not have an audit or compensation committee comprised of independent persons, the functions that would have been performed by such committees are performed by our Manager. Thus, there is a potential conflict of interest in that our Manager has the authority to determine issues concerning its own and its management’s compensation and other audit issues that may affect management decisions.

Involvement in Certain Legal Proceedings

In the last five years,

●	no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, nor has a receiver, fiscal agent or similar officer been appointed by a court for the business or property of, any director of executive officer of our Manager, or any partnership in which he or she was general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing, and

●	no director of executive officer of our Manager has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

Compensation of our Manager

The operation of our Company is managed by our Manager. Our Company does not have any directors, officers or employees. Pursuant to the Management Agreement, the Company is obligated to pay to the Manager a management fee (the “Management Fee”) calculated as the sum of 50% of the Net Revenues (defined below) of the Company. The following description of our Manager’s compensation is subject to our Manager’s right to modify the terms of the Management Agreement, including the terms relating to the Manager’s fees and other compensation, unilaterally.

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“Net Revenues” means (i) all revenue recognized by the Company from (a) discovery activities that derive value from the content contained in the Database and (b) license fees, royalties and other revenue derived from intellectual property acquired through collaborations with third parties with respect to Member Data, less (ii) Operational Expenses (as defined below). For this purpose, Operational Expenses do not include Organizational Expenses (as defined below), Operational Expenses borne by the Manager, the Management Fee or the value of shares issued for Member Data.

The Manager will determine the Management Fee with respect to Net Revenues for each fiscal quarter. The Management Fee is payable within ten (10) days following the closing of the Company’s books for each quarter, to the extent of available cash in the Company. To the extent sufficient cash is not available at a payment date, the unpaid portion of the Management Fee will accrue and be paid promptly following the Company’s receipt of cash sufficient to pay the amount in arrears.

The Manager was responsible for, and not entitled to reimbursement for, all fees, costs or expenses incurred by it on behalf of the Company in connection with organizing and managing the Company and in connection with the initial offer and sale of the shares, including printing, travel, filing fees, marketing expenses, legal and accounting fees, and similar fees incurred in connection with the investigation, evaluation, registration, qualification, issuance and sale thereof, such as costs incurred in qualifying for the exemption from registration pursuant to Regulation A under the Securities Act of 1933, as amended with the Securities and Exchange Commission, including any post-qualification amendments or supplements to the initial Regulation A offering statement (collectively, the “Organizational Expenses”).

The Company is obligated to reimburse the Manager promptly for all Operational Expenses (defined below) advanced by the Manager. Notwithstanding the foregoing, the Manager is not entitled to reimbursement for Operational Expenses paid by the Manager if such Operational Expenses would have been, but for the provisions of the Management Agreement denying reimbursement, accrued by the Company under generally accepted accounting principles on or before July 14, 2020 (that is, the Qualification Date). “Operational Expenses” are all costs and expenses related to the Company’s operations, but excluding the Organizational Expenses, costs to develop Database IP (as defined below) and the Manager’s overhead and compensation related expenses not related to managing the business of the Company, including compensation and expenses of the officers, directors, employees, auditors, attorneys and other agents of the Manager and fees and expenses for administrative, bookkeeping, clerical and related support services, office space and facilities, utilities, telephone and email of the Manager, all of which are the responsibility of the Manager. Operational expenses include the costs and expenses of augmenting data in the Database with data obtained from third parties or from the Manager or its affiliates (other than the Company).

The Company may purchase rights to data from Luth Research (or an affiliate) to augment the Member Data in the Database. We will be subject to the same limitations and restrictions on the use of such data as Luth Research or the affiliate is subject, with no additional restrictions. The cost for such data will be the direct costs paid by Luth Research (or its affiliates), which will consist of the cash payments made in consideration of such data, plus ten percent (10%). The Company will reimburse the Manager for survey design, survey programming, project management and out of pocket costs (including partner fees, which are fees paid to third parties to provide panelists) in accordance with Luth Research’s standard rate sheet in effect at the time for each service (the “Direct Project Costs”). Direct Project Costs are included in Operational Expenses.

 The Company is obligated to pay the Manager a monthly service charge for use of facilities, which is initially facilities used by Luth Research, including rent, utilities, property and casualty insurance, telephone, internet access, and information technology infrastructure (the “Infrastructure Fee”). The Infrastructure Fee was initially established at $35,000 per month and the Manager may adjust such charge annually or more frequently based on utilization by the Company. The Manager may implement any reduction in such charge with immediate effect and may implement any increase in such charge by either (a) treating such increase as an amendment to the Operating Agreement subject to the notice and other procedures set forth in the Operating Agreement or (b) disclosing the intended increased charge in a report filed with the SEC at least 30 days prior to the effective date of such increase. As a result of disruption to the businesses of the Manager and Luth Research due to the COVID-19 pandemic and the implementation of quarantine and other restrictions on workplaces during most of 2020, the Manager and Luth Research determined that it was more efficient to adopt a permanent remote work environment and as a result moved out of their shared offices in June 2021. The Manager agreed to waive the Infrastructure Fee through December 31, 2020 and to reduce the Infrastructure Fee to $15,000 per month effective April 1, 2021. During 2021 the Company recognized $240,000 of Infrastructure Fees payable to its Manager, of which $215,000 was unpaid at December 31, 2021.

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The Manager is not entitled to reimbursement for Member Acquisition Costs incurred for the one-year period beginning on the Qualification Date and which ended July 14, 2021. “Member Acquisition Costs” means selling and marketing expenses for the recruitment of new members or further acquisitions of shares by existing members, including without limitation advertising and promotional expenditures (primarily online marketing) and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in sales or marketing functions.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth the approximate beneficial ownership of our shares as of April 27, 2022 for each director, key officer and significant employee of our Manager and for the directors, key officers and significant employees of our Manager as a group. As of such date, 823,287 shares were outstanding. No person or group holds more than 10% of our shares.

	Number of Shares
Name of Beneficial Owner (1) (2)	Beneficially Owned	Percent of All Shares
Roseanne Luth	2	*
Janeen Hazel	4	*
Michael J. Berthelot	–	*
Sean Miller	140	*
All directors and executive officers of our Manager as a group (4 persons)	146	*

*	Represents less than 1% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner has an address in care of our principal executive offices at 404 Camino Del Rio South, Suite 505, San Diego, California, 92108.

Item 5.	Interest of Management and Others in Certain Transactions

Management Fee and Expenses

We anticipate conducting various transactions with our Manager and its affiliates, including but not limited to those specified in the Management Agreement. We are obligated to pay a Management Fee to the Manager and our Manager is obligated to pay for certain of our expenses. See “Compensation of our Manager” above for more detail. With limited exceptions, our Manager has the right to modify the Management Agreement unilaterally (i.e., without the consent of any of our members). Such modifications generally, but not always, require advance notice to members.

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Purchase and Sale of Data to Manager Affiliates

We may purchase rights to data from Luth Research (or an affiliate) to augment the Member Data in the Database. We will be subject to the same limitations and restrictions on the use of such data as Luth Research or the affiliate is subject, with no additional restrictions. The cost for such data will be the direct costs paid by Luth Research (or its affiliate), which will consist of the cash payments made to panelists in consideration of such data, plus ten percent (10%). Our Manager, or an affiliate (including Luth Research) may purchase access to the Member Data in the Database for purposes of providing services to its customers for activities that our Manager or an affiliate is permitted to perform under our Management Agreement as described below under “Manager Operations Separate from the Company.” Through December 31, 2021, the cost for such data was the value of the shares issued by the Company for such Member Data, plus ten percent (10%). For the year ended December 31, 2021 and the period from January 2, 2020 (inception) through December 31, 2020 respectively, our Manager purchased data used to provide services to its customers in the amounts of $184,083 and $3,266. Effective January 1, 2022, we increased the price at which we sell data to our Manger to $1.00 per share issued by the Company for such Member Data. Any such payments to the Company are considered revenues from a data discovery activity and are therefore subject to the management fee paid to our Manager. The Manager’s right to a management fee with respect to such activity could result in an effective benefit to Luth Research (in its capacity as owner of our Manager) compared to Luth Research serving the associated customer for its own account (to the extent it is not restricted from doing so). See “Manager Operations Separate from the Company” below.

Our Manager’s right to modify the Management Agreement unilaterally applies to these terms for purchase and sale of data.

Manager Operations Separate from the Company

The Company will earn revenues from data discovery activities that derive value from the content contained in the Database, such as (i) providing to related or third parties access to the Database for population-level or representative sampling, (ii) making available to these customers, directly or through the Manager, contact information for members who have elected to allow the sharing of such contact information, (iii) communication and member engagement services provided to Customers following an activity that identifies or provides contact information of members, and (iv) professional services such as survey design, marketing consultation or project management. The Management Agreement indicates that certain activities are not data discovery activities and permits the Manager in its sole discretion to choose to conduct such activities for its own or for its affiliate’s account or for customers without accounting to the Company for the revenues derived from such activities. Excluded activities are:

●	assisting third parties in collecting longitudinal data of identified members that is at the time of initial collection outside the Database;

●	the offer or sale of value added goods and services to members (other than shares) for consideration other than Member Data, whether by the Manager, an affiliate of the Manager or a third party offering goods or services that may be of interest to our members;

●	the acquisition of data, whether or not similar to Member Data, for cash or other non-share consideration, which data may include data obtained by the following methods that the Company does not intend to use for the Database: qualitative research methods such as in-depth interviews, ethnography (observing or interacting with a study’s participants in their real-life environment), content analysis and case study research;

●	providing data, whether or not similar to the Member Data, to third parties for population-level or representative sampling, including data from the Database, provided that less than 50% of the total data for the project is derived from the Database; and

●	any and all other activities of the Manager that do not derive direct value from the content of the Database.

Our Manager currently intends to engage in each of the activities identified in the first four bullets above and it may in the future seek opportunities to engage in further activities consistent with its stated public benefit that do not derive direct value from the content of the Database.

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Database Development and Intellectual Property License

The Manager develops and improves the Database at the Manager’s sole expense. The Manager will own all intellectual property, including U.S. and foreign patents and trade secrets, conceived or discovered by the Manager, solely or jointly with the Company, related to the Database (collectively, “Database IP”). Database IP does not include intellectual property rights the Company acquires from collaborations with third parties (other than the Manager) that obtain access to the Database (“Collaboration IP”), which Collaboration IP will be owned by the Company. The Manager has non-exclusive rights to certain Database IP owned by Luth Research, including the right to sublicense such Database IP to the Company as described below.

The Manager also licenses the digital-tracking technology from Luth Research on a non-exclusive basis. We license this technology from the Manager on a non-exclusive basis. Luth Research continues to use this technology for its business and also has the ability to license this technology to others.

The Company enjoys a non-exclusive license for the Database IP, which license will continue in perpetuity in the event of termination of the Management Agreement, the Manager ceasing to serve as manager of the Company or the dissolution of the Manager.

Our Manager may modify the terms of our Management Agreement, including the license terms (with limited exceptions), unilaterally.

Other Intellectual Property

The Manager or its affiliates own certain trademarks, trade dress, logos, internet domain names, websites and associated software and social media accounts created for the Company. Our Company has an exclusive license to all those assets but the Manager has reserved a non-exclusive right to use those assets in connection with its operations (or those of its affiliates) that are separate from those of the Company. Our Manager may modify the terms of our Management Agreement, including the license terms (with limited exceptions), unilaterally.

Except as noted immediately above, there are no transactions or currently proposed transactions since our inception to which we were or will be a participant and the amount involved exceeded or will exceed the lesser of $120,000 or 1% of our total assets, and in which any member of our Manager or 10% beneficial owner, promoter (or immediate family member of the foregoing persons) of our Company had or will have a direct or indirect material interest.

Conflicts of Interest

Fiduciary Duties

The directors and officers of our Manager have a fiduciary duty to manage our Manager in a manner that is beneficial to its owners, subject to the public benefit stated in our Manager’s certificate of incorporation. Currently, the Manager is wholly-owned by Luth Research. The Manager’s public benefit is to promote the creation and maintenance of a community-owned database containing consumers’ opinions and behavior data that is designed to improve the products and services available to the community and others. Conflicts of interest may arise between our Manager, on the one hand, and us and our members, on the other hand. In resolving these conflicts of interest, our Manager may favor its own interests over our interests and the interests of our members.

Our Operating Agreement contains provisions that eliminate the fiduciary standards to which our Manager would otherwise be held by state fiduciary duty law. For example, our Operating Agreement permits our Manager to make a number of decisions, in its individual capacity, as opposed to in its capacity as our Manager, or otherwise, free of fiduciary duties to us and our members other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the parties where the language in our Operating Agreement does not provide for a clear course of action. This entitles our Manager to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or our members.

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Our members have no right to remove our Manager or to consent to changes to our Operating Agreement (subject to limited exceptions) or the Management Agreement, which our Manager may make unilaterally. Accordingly members will have very limited say in matters affecting our operations and very limited recourse against us.

Indemnification Matters

We must indemnify our Manager and its officers, directors and employees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our Manager or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. Thus, our Manager could be indemnified for its negligent acts if it met the requirements set forth above.

Item 6.	Other Information

None.

Item 7.	Financial Statements

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INDEPENDENT AUDITORS’ REPORT

To the Members
of SavvyShares, LLC

Opinion on the Financial Statements

We have audited the accompanying financial statements of ShavvyShares, LLC (the “Company”), a Delaware limited liability company, which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in members’ capital and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is depended on additional financing to fund operations, and include significant transactions with related parties, including substantially all revenues, and as a result, may not be indicative of the financial position or result of operations had the Company operated as an independent entity, and has limited liquid resources. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

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In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ HASKELL & WHITE LLP

Irvine, California
April 29, 2022

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INDEPENDENT AUDITORS’ REPORT

To the Members

SavvyShares, LLC

We have audited the accompanying financial statements of SavvyShares, LLC, a Delaware limited liability company, which comprise the balance sheet as of December 31, 2020, and the related statements of operations, changes in members’ capital and cash flows for the period from January 2, 2020 (inception) to December 31, 2020, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SavvyShares, LLC as of December 31, 2020, and the results of its operations and its cash flows for the period from January 2, 2020 (inception) to December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Matter of Emphasis

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses and is dependent on additional financing to fund operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

April 30, 2021

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SavvyShares LLC

Balance Sheets

As of December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
ASSETS
Current Assets
Cash	$53,453	$820
Due from Manager	11,763	3,266
Total Current Assets	65,216	4,086

Total Assets	$65,216	$4,086

LIABILITIES AND MEMBERS’ CAPITAL

LIABILITIES
Current Liabilities
Accounts payable	$218	$213
Accrued dividends	45,246	-0-
Accrued expenses	215,000	-0-
Due to Manager	62,476	62,476
Shares issuable to Members	24,545	1,214
Total Current Liabilities	347,485	63,903
Total Liabilities	347,485	63,903

MEMBERS’ CAPITAL
Repurchased shares	1,596	-0-
Members’ Share Capital	(283,865)	(59,817)
Total Members’ Capital	(282,269)	(59,817)

TOTAL LIABILITIES AND MEMBERS’ CAPITAL	$65,216	$4,086

The accompanying notes are an integral part of these financial statements.

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SavvyShares LLC

Statement of Operations

For the year ended December 31, 2021 and the period from January 2, 2020 (inception)

to December 31, 2020

	December 31, 2021	December 31, 2020
Revenue	$184,083	$3,266
Cost of Services provided	(167,347)	(2,969)
Gross Profit	16,736	297

Selling, General & Administrative Expenses	(324,472)	(312,733)

Net Loss	$(307,736)	$(312,436)

The accompanying notes are integral part of these financial statements.

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SavvyShares LLC

Statement of Changes in Members’ Capital

For the year ended December 31, 2021 and the period from January 2, 2020 (inception)

to December 31, 2020

Balance as of January 2, 2020 (inception)	$–
Contributions by Manager paid directly to vendors	250,865
Issuance of shares to Members	1,755
Net loss	(312,436)
Balance as of December 31, 2020	$(59,817)

Issuance of shares to members	$142,421
Shares returned to treasury	1,596
Dividends declared	(58,733)
Net loss	(307,736)
Balance as of December 31, 2021	$(282,269)

The accompanying notes are an integral part of these financial statements

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SavvyShares LLC

Statement of Cash Flows

For the year ended December 31, 2021 and the period from January 2, 2020 (inception)

to December 31, 2020

	December 31, 2021	December 31, 2020
Cash Flows from Operating Activities
Net Loss	$(307,736)	$(312,436)
Increase in Shares issued or issuable	165,752	2,969
Increase in due from Manager	(8,497)	(3,266)
Increase in accounts payable	5	213
Increase in accrued expenses	215,000	-0-
Net Cash provided by (used in) Operating Activities	$64,524	$(314,275)

Cash Flows from Financing Activities
Contributions from Manager paid directly to vendors	$-0-	$250,865
Due to Manager	-0-	62,475
Shares returned to Treasury	1,596	-0-
Dividends paid	(13,487)	0
Net Cash (used in) provided by Financing Activities	(11,891)	315,095

Net Increase in Cash	52,633	820

Cash at Beginning of Period	820	–
Cash at End of Year	$53,453	$820

The accompanying notes are an integral part of these financial statements.

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SavvyShares LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2021 and 2020

1. Organization and Purpose

SavvyShares LLC (the “Company”), a Delaware limited liability company, was formed on January 2, 2020. The Company was formed to build, operate, maintain, use and otherwise deal with databases comprised of member data that is licensed to the Company (collectively, the “Database”). Immediately following July 14, 2020, the date (the “Qualification Date”) that the Company’s offering of shares under Regulation A was first qualified by the Securities and Exchange Commission (“SEC”), the Company commenced the offering of shares and related operations and began to solicit potential members to participate in its surveys and market research activities.

The Company has entered into a management services agreement (the “Management Agreement”) with SavvyShares PBC (the “Manager”), a Delaware public benefit corporation, to provide business, operational and financial management services to the Company. The rights, duties and powers of the Manager are governed by the Management Agreement and Company operating agreement (“Operating Agreement”). The Manager, acting alone, has the power and authority to act for and bind the Company. The Management Agreement may not be terminated by the Company and can be terminated by the Manager with thirty days’ written notice.

2. Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated significant revenues and has only minimal amounts of cash or liquid assets as of December 31, 2021 and 2020.

The Company has no plans to raise capital to fund its operations, and it is therefore dependent on the Manager for all Organizational Expenses (defined in Note 8 – Expenses) and presently dependent on the Manager for all Operational Expenses (defined in Note 8 – Expenses). The Company is also dependent on the Manager for all costs associated with development, improvement and maintenance of the Database (“Development Expenses”). The Manager is not entitled to reimbursement for Organizational Expenses or Development Expenses. The Manager is not entitled to reimbursement for Operational Expenses paid by the Manager that are or would have been, but for the provisions of the Management Agreement denying such reimbursement, accrued by the Company on or before the Qualification Date (see Note 8 – Expenses). The Manager is entitled to reimbursement for Operational Expenses accrued by the Company after the Qualification Date. The Manager will not be entitled to reimbursement for Member Acquisition Costs (as defined below in Note 8 – Expenses) incurred for the one-year period beginning on the Qualification Date.

The Manager has not committed to the Company to fund any particular amounts for any of these purposes. The Company’s dependence on the Manager for funding of these expenses raises substantial doubt about the Company’s ability to continue as a going concern.

The Manager’s ability to fund all of the Organizational Expenses and to fund Operational Expenses and Development Expenses through the time when the Company generates significant revenues from operations is dependent on the Manager’s existing cash resources and the ability of the Manager to obtain additional capital financing from investors sufficient to meet the needs of the Company and the Manager’s other operations. The Manager presently intends to seek equity or convertible debt capital from unaffiliated investors, but it presently has no financing commitments. The Manager has in the past and may also in the future receive capital from Luth Research, LLC (“Luth Research”), a company under common control of the majority owner of our Manager; however, Luth Research is not obligated to provide capital to our Manager. The Manager believes that it will be able to raise capital that, combined with its existing cash resources, will be sufficient to fund all of the Organizational Expenses and to fund Operational Expenses and Development Expenses through the time when the Company generates significant revenues, at which time revenues earned by the Company may be used to pay both Operational Expenses and the management fee to the Manager (which management fee may then fund Member Acquisition Costs that are the responsibility of the Manager and further Development Expenses). However, there can be no assurance that the Manager will be successful in its fundraising efforts. If the Manager is not successful in its intended fundraising efforts, the Company will be required to delay various planned expenditures for development of the Database, which delays could adversely delay generation of revenues and potentially jeopardize the Company’s ability to continue as a going concern.

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The COVID-19 pandemic has significantly impacted the economies of the United States and other countries around the world. The ultimate duration and impact of the pandemic on the Company’s business, results of operations, financial condition and cash flows is dependent on future developments, including the duration of the pandemic, repeat or cyclical outbreaks, and the related length of its impact on the global economy, which are uncertain and cannot be predicted at this time. The Covid-19 pandemic had a material adverse impact on the Company’s business operations during 2020, which continued into 2021. The ongoing global economic impact and uneven recovery resulting from the Covid-19 pandemic could potentially have a material adverse effect on the Company’s business, results of operations, financial condition, and cash flows in future periods.

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in preparation of its financial statements. The policies are in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) and are presented in U.S. dollars.

Revenue Recognition - The Company follows the provisions of the FASB’s ASC Topic 606, “Revenue from Contracts with Customers”. Under ASC Topic 606, there is a five-step process to revenue recognition as follows: 1) Identify the contract, 2) Identify the separate performance obligations, 3) Determine the total transaction price, 4) Allocate the transaction price to the performance obligations, and 5) Recognize revenues as the performance obligations are satisfied at a point in time or over time.

The Company generally recognizes revenues when the research data is transferred to the customer at a point in time upon completion of service which is when the performance obligation is satisfied.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company has elected to be taxed as a corporation and uses the asset and liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. Management has evaluated the Company’s income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recent Accounting Pronouncements – Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

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4. Members’ Capital

Pursuant to the Operating Agreement, the Company is authorized to issue an unlimited amount of unit-denominated common limited liability company interests, which it refers to as shares. Pursuant to its offering circular, filed with the SEC pursuant to Rule 252(g)(2) on July 14, 2020, the Company may issue up to 200,000,000 shares for an aggregate, maximum gross dollar offering of $50,000,000 in an offering (the “Offering”) qualified under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”). The shares are not offered for cash but in exchange for specific categories of data obtained from self-reported surveys and interviews, behavior data obtained from third parties with a member’s consent, and any other social or related data satisfying the Company’s requirements, which is referred to as Member Data (“Member Data”). Our Manager has determined the offering price per share, or the Purchase Price, to be $0.25, and has determined to allocate the number of shares offered for each Member Data type based on the cash value paid by Luth Research to its panel members providing equivalent data to Luth Research in bona fide transactions.”. At December 31, 2021 and 2020, respectively, the Company has issued 576,703 and 7,018 shares at a fair value of $0.25 per share and 98,182 and 4,858 shares at a fair value of $0.25 per share have been earned but have not yet been issued. During the year ended December 31, 2021 the Company received 6,382 shares from members who wished to terminate their memberships which are shown on the balance sheet at a fair value of $0.25 per share as Shares Returned to Treasury in the amount of $1,596.

The shares are non-transferable, except as may be required by law, and are not listed for trading on any exchange or automated quotation system. The members do not have any voting, consent or management rights relating to the management and operation of the Company, except to appoint a liquidator upon the dissolution of the Company if the Company does not have a Manager at that time.

A member may resign as a member for all purposes at any time by redeeming all of its shares. A member may, at any time and from time to time, elect to terminate the Company’s license to use the Member Data he or she contributed to the Company by written notice to the Company made in accordance with the then current Member Data policies, in which case the shares issued in exchange for the Company’s original rights to such Member Data will be redeemed. A member will automatically cease to be a member for all purposes immediately upon such member ceasing to own of record any shares.

From January 2, 2020 to October 7, 2020, the Manager was the sole member of the Company. In accordance with the Operating Agreement, the Manager automatically resigned as, and ceased to be, a member upon another person being admitted as a member of the Company. Accordingly, the Company accounts for the expenses paid on its behalf by the Manager while the Manager was the sole member as expenses of the Company with a corresponding credit to Members’ Share Capital, in accordance with the guidance in SAB Topic 5T. On October 8, 2020, the Company admitted a person other than the Manager as a member. As a result, the Manager automatically resigned as a member. Once an investor became a member, the sole relationship between the Company and the Manager is the contractual services relationship that exists pursuant to the Operating Agreement and the Management Agreement and the manager provisions of the Delaware Limited Liability Company Act (Chapter 18 of Title 6 of the Delaware Code), and the Company does not believe that the guidance in SAB Topic 5T continues to apply on or after October 7, 2020. Accordingly, the Company has not recorded as expenses of the Company those expenses that the Manager incurred after the Manager was no longer a member and for which the Manager does not have a contractual right of reimbursement. For the period commencing January 2, 2020 and ended on October 7, 2020, expenses covered by the Manager on the Company’s behalf were $250,865 and have been recorded as a contribution to Members Capital. For the year ended December 31, 2021 and the period January 2, 2020 (inception) to December 31, 2020, the Manager provided cash advances to the Company aggregating $62,476 which have been recorded as a liability Due to Manager.

5. Company Operating Agreement

The Manager was the sole initial member. The Manager automatically resigned as, and ceased to be, a member upon the admittance of another person as a member of the Company on October 8, 2020. In the event the Company would otherwise have no member, the Manager will automatically be admitted as a member, but will again automatically resign upon the subsequent admission of another Person as a member of the Company as provided in the immediately preceding sentence. In its capacity as initial member, the Manager had no obligation to make any contribution to, or pay any liabilities of, the Company, and has no right or entitlement to any distributions from the Company.

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Contributions

An individual may be admitted as a member and issued shares by contributing Member Data, as defined in the Operating Agreement, to the Company in accordance with the Company’s Member Data policies, subject to the Manager accepting such contribution. Members have no obligation to contribute funds to the capital of the Company or to make additional contributions. A member may, in such member’s discretion, make additional contributions of Member Data in return for additional shares from time to time in accordance with the Company’s Member Data policies, subject to the Manager accepting such contribution.

Distributions

The Manager intends for the Company to distribute (i) distributable cash from operations (but excluding proceeds from the sale of all or substantially all of the Company’s assets) for each annual period no less frequently than once per annum; provided that if the estimated distribution per Share is not expected to exceed $0.25, as adjusted appropriately for any Share dividend, Share split, combination or other similar recapitalization with respect to the Company’s equity, the Manager may elect to not make a distribution in such annual period, and (ii) proceeds, if any, realized by or available to the Company (after deducting therefrom an amount for addition to a reserve for contingencies, working capital, and the payment of unreserved or unfunded Company obligations, such amounts to be established by the Manager in its discretion) net proceeds from the sale of all or substantially all of the Company’s assets within thirty days following the receipt by the Company of such proceeds.

During the period ended December 31, 2020, no distributions were made. During the year ended December 31, 2021, the Company declared two dividends. The first was declared in the amount of $0.10 per share on July 30, 2021 payable to holders of record as of July 30, 2021 on August 6, 2021. The second dividend was declared in the amount of $0.05 per share on December 20, 2021 payable to holders of record as of December 31, 2021 on January 17, 2022. Dividends declared are deposited into a separate bank account on the payment date and members request payment of their respective dividends at their convenience. As of December 31, 2021 there was $45,246 of dividends that had not yet been requested by members and such amount was reflected as a current liability on the balance sheet.

Upon a member’s resignation or termination as a member or partial redemption of shares, the member will no longer be entitled to any further distributions with respect to the shares redeemed, irrespective of whether distributable cash was available for distribution at or prior to such time.

6. Related Party Transactions

The Company anticipates conducting various transactions with the Manager, a related party, including but not limited to those specified in the Management Agreement (see Note 8), and with Luth Research. The Company and the Manager are under common control with Luth Research. The Company will follow the accounting and disclosure requirements under ASC 850-10-50 with regards to any related party transactions and relationships.

As of December 31, 2021 and 2020, the Manager had made cash advances aggregating $62,476 to the Company which have been recorded as a liability Due to Manager. During the year ended December 31, 2021 and the period January 2, 2020 (inception) to December 31, 2020, the Company had sales of Member Data to the Manager totaling $184,083 and $3,266 and reported accounts receivable from the Manager of $11,763 and $3,266 as of December 31, 2021 and 2020. Through December 31, 2021 sales of Member Data to related parties were priced at cost plus a margin of 10%. Effective January 1, 2022, sales of Member Data to related parties are priced at $1.00 per share for each share issued for Member Data.

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The Company is obligated to pay the Manager a monthly service charge (the “Infrastructure Fee”) for use of facilities, which will initially be facilities used and provided by Luth Research, including rent, utilities, property and casualty insurance, telephone, internet access, and information technology infrastructure. The Infrastructure Fee was initially established at $35,000 per month and may be adjusted by the Manager annually or more frequently based on utilization by the Company. The Manager may implement any reduction in such charge with immediate effect and may implement any increase in such charge by either (a) treating such increase as an amendment to the Operating Agreement subject to the notice and other procedures set forth in the Operating Agreement or (b) disclosing the intended increased charge in a report filed with the SEC at least 30 days prior to the effective date of such increase. As a result of disruption to the businesses of the Manager and Luth Research due to the COVID-19 pandemic and the implementation of quarantine and other restrictions on workplaces during most of 2020, the Manager and Luth Research determined that it was more efficient to adopt a permanent remote work environment and as a result moved out of their shared offices in June 2021. The Manager agreed to waive the Infrastructure Fee through December 31, 2020 and to reduce the Infrastructure Fee to $15,000 per month effective April 1, 2021. During the year ended December 31, 2021 the Company recognized $240,000 of Infrastructure Fees to its Manager, of which $215,000 was unpaid as of December 31, 2021 and was reflected on the balance sheet as a current liability (Accrued Expenses).

7. Shares Issuable to Members

At December 31, 2021 and 2020, respectively, 98,182 and 4,858 shares have been earned but not yet issued. These shares have been recorded as a current liability of $24,545 and $1,214 on the balance sheet as of December 31, 2021 and 2020 respectively.

8. Management Agreement

Management Fee

The Company is obligated to pay to the Manager a management fee (the “Management Fee”) calculated as the sum of 50% of the Net Revenues (defined below) of the Company.

“Net Revenues” means (i) all revenue recognized by the Company from (a) discovery activities that derive value from the content contained in the Database and (b) license fees, royalties and other revenue derived from intellectual property acquired through collaborations with third parties with respect to Member Data, less (ii) Operational Expenses. For this purpose, Operational Expenses do not include Organizational Expenses, Operational Expenses borne by the Manager (See Note 8 – Expenses) or the Management Fee. See also Note 8 –Manager Operations Separate from the Company, concerning activities that the Manager may conduct that do not generate revenue for the Company and are therefore excluded from Net Revenues.

The Manager will determine the Management Fee with respect to Net Revenues for each fiscal quarter. The Management Fee is payable within ten (10) days following the closing of the Company’s books for each quarter, to the extent of available cash in the Company. To the extent sufficient cash is not available at a payment date, the unpaid portion of the Management Fee will accrue and be paid promptly following the Company’s receipt of cash sufficient to pay the amount in arrears. During the periods ended December 31, 2021 and 2020 no Management Fee was earned or payable.

Manager Operations Separate from the Company

The Company expects to earn revenues from data discovery activities that derive value from the content contained in the Database, such as (i) providing to third parties (collectively, “Customers”), access to the Database for population-level or representative sampling, (ii) making available to Customers, directly or through the Manager, contact information for members who have elected to allow the sharing of such contact information, (iii) communication and member engagement services provided to Customers following an activity that identifies or provides contact information of members, (iv) providing data, whether or not similar to the Member Data, to third parties for population-level or representative sampling, including data from the Database, provided that less than 50% of the total data for the project is derived from the Database (i.e. Luth Research may purchase access to the Member Data in the Database for purposes of providing services to its customers). Through December 31, 2021, the cost for such data was the value of the shares issued by the Company for such Member Data, plus ten percent (10%) and any such payments to the Company will be considered revenues from a data discovery activity); and (v) professional services such as survey design, marketing consultation or project management. Effective January 1, 2022, sales of Member Data to related parties are priced at $1.00 per share for each share issued for Member Data. The Management Agreement indicates that certain activities are not data discovery activities and permits the Manager in its sole discretion to choose to conduct such activities for its own or for its affiliate’s account or for Customers without accounting to the Company for the revenues derived from such activities.

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Database Development and Intellectual Property License

Pursuant to the Management Agreement, the Manager develops and improves the Database at the Manager’s sole expense. The Manager will own all intellectual property, including U.S. and foreign patents and trade secrets, conceived or discovered by the Manager, solely or jointly with the Company, related to the Database (collectively, “Database IP”). Database IP does not include intellectual property rights the Company acquires from collaborations with third parties (other than the Manager) that obtain Access to the Database (“Collaboration IP”), which Collaboration IP will be owned by the Company. The Manager has non-exclusive rights to certain Database IP owned by Luth Research, including the right to sublicense such Database IP to the Company.

The Company enjoys a non-exclusive license for the Database IP, which license will continue in perpetuity in the event of termination of the Management Agreement, the Manager ceasing to serve as manager of the Company or the dissolution of the Manager.

Other Intellectual Property

The Manager owns or has license rights from Luth Research for certain trademarks, trade dress, logos, internet domain names, websites and associated software and social media accounts created for the Company. The Company has an exclusive license to all such properties but the Manager and Luth Research each have reserved the non-exclusive right to use such properties in connection with their operations that are separate from those of the Company.

Expenses

The Manager was responsible for, and not entitled to reimbursement for, all fees, costs or expenses incurred by it on behalf of the Company in connection with organizing and managing the Company and in connection with the initial offer and sale of the shares, including printing, travel, filing fees, marketing expenses, legal and accounting fees, and similar fees incurred in connection with the investigation, evaluation, registration, qualification, issuance and sale thereof, such as costs incurred in qualifying for the exemption from registration pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”) with the SEC, including any post-qualification amendments or supplements to the initial Regulation A offering statement (collectively, the “Organizational Expenses”).

The Company is obligated to reimburse the Manager promptly for all Operational Expenses (defined below) advanced by the Manager. Notwithstanding the foregoing, the Manager is not entitled to reimbursement for Operational Expenses paid by the Manager if such Operational Expenses are or would have been, but for the provisions of the Management Agreement denying reimbursement, accrued by the Company under generally accepted accounting principles on or before the Qualification Date. “Operational Expenses” are all costs and expenses related to the Company’s operations, but excluding the Organizational Expenses, costs to develop Database IP and the Manager’s overhead and compensation related expenses not related to managing the business of the Company, including compensation and expenses of the officers, directors, employees, auditors, attorneys and other agents of the Manager and fees and expenses for administrative, bookkeeping, clerical and related support services, office space and facilities, utilities, telephone and email of the Manager, all of which are the responsibility of the Manager. Operational expenses include the costs and expenses of augmenting data in the Database with data obtained from third parties or from the Manager or its affiliates (other than the Company). The Company will reimburse the Manager for survey design, survey programming, project management and out of pocket costs (including partner fees, which are fees paid to third parties to provide panelists) in accordance with Luth Research’s standard rate sheet in effect at the time for each service (the “Direct Project Costs”). Direct Project Costs are included in Operational Expenses.

Additionally, the Manager was not entitled to reimbursement for Member Acquisition Costs incurred for the one-year period beginning on the Qualification Date, July 14, 2020, and ending July 14, 2021. “Member Acquisition Costs” means selling and marketing expenses for the recruitment of new Members or further acquisitions of shares by existing Members, including without limitation advertising and promotional expenditures (primarily online marketing) and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in sales or marketing functions.

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The Company is obligated to pay the Manager a monthly service charge (the “Infrastructure Fee”) for use of facilities, which is initially facilities used and provided by Luth Research, including rent, utilities, property and casualty insurance, telephone, internet access, and information technology infrastructure. The Infrastructure Fee was initially established at $35,000 per month and the Manager may adjust such charge annually or more frequently based on utilization by the Company. The Manager may implement any reduction in such charge with immediate effect and may implement any increase in such charge by either (a) treating such increase as an amendment to the Operating Agreement subject to the notice and other procedures set forth in the Operating Agreement or (b) disclosing the intended increased charge in a report filed with the SEC at least 30 days prior to the effective date of such increase. As a result of disruption to the businesses of the Manager and Luth Research due to the COVID-19 pandemic and the implementation of quarantine and other restrictions on workplaces during most of 2020, the Manager and Luth Research determined that it was more efficient to adopt a permanent remote work environment and as a result moved out of their shared offices in June 2021. The Manager agreed to waive the Infrastructure Fee through December 31, 2020 and to reduce the Infrastructure Fee to $15,000 per month effective April 1, 2021. During the year ended December 31, 2021 the Company recognized $240,000 of Infrastructure Fees to its Manager, of which $215,000 was unpaid as of December 31, 2021 and was reflected on the balance sheet as a current liability Accrued Expenses.

For the period commencing January 2, 2020 and ended on October 7, 2020, expenses covered by the Manager on the Company’s behalf were $250,865 and have been recorded as a contribution to Members Capital. For the year ended December 31, 2021 and the period from January 2, 2020 to December 31, 2020, the Company sold panel data aggregating $184,083 and $3,266 to the Manager and reflected an account receivable of $11,763 and $3,266 on its balance sheet as of December 31, 2021 and 2020 respectively. The Manager provided cash advances to the Company aggregating $62,476 which have been recorded as a liability Due to Manager at December 31, 2021 and 2020.

Purchase and Sale of Data to Manager Affiliates

The Company may purchase rights to data from Luth Research (or an affiliate) to augment the Member Data in the Database. The cost for such data will be the direct costs paid by Luth Research (or its affiliates), which will consist of the cash payments made in consideration of such data, plus ten percent (10%). The Manager, or an affiliate (including Luth Research) may purchase access to the Member Data in the Database for purposes of providing services to its customers for activities that the Manager or an affiliate is permitted to perform under the Management Agreement. Through December 31, 2021, the cost for such data was be the value of the shares issued by the Company for such Member Data, plus ten percent (10%). Effective January 1, 2022, sales of Member Data to related parties are priced at $1.00 per share for each share issued for Member Data.

9. Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred income taxes reflect the temporary differences between assets and liabilities recognized for financial reporting purposes and amounts recognized for income tax reporting purposes, net operating loss carryforwards, and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets including the amount and timing of future taxable income and has determined that it is more likely than not that the $184,853 deferred tax assets related to the net operating loss carryforwards will not be fully realized and has established a full valuation allowance against those assets as of December 31, 2021 and 2020.

At December 31, 2021, the Company has federal and state (California) net operating loss carryforwards of approximately $619,954 and $618,354, respectively, which are available to offset future taxable income. The federal carryforwards are carried forward indefinitely and the state carryforwards will begin to expire by December 31, 2038. In addition, net operating loss carryforwards may be limited in the event of changes in ownership as defined by Internal Revenue Code Section 382.

The Financial Accounting Standards Board provides guidance regarding how uncertain tax positions that have been taken or are expected to be taken on a company’s tax return should be recognized, measured, presented, and disclosed in the financial statements. The Company believes that it has not taken any significant uncertain tax positions. Generally, the tax returns and amount of taxable income of the Company are subject to examination by federal and state taxing authorities during the three and four-year period, respectively, prior to the period covered by the financial statements.

10. Subsequent Events

The Company has evaluated subsequent events through April 29, 2022, the date these financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

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Item 8.	Exhibits

The following exhibits are filed as part of this Annual Report on Form 1-K:

Number	Exhibit

2a	Certificate of Formation of the Company, filed January 2, 2020 (incorporated by reference to Exhibit 2(a) to the Company’s Form 1-A filed on April 20, 2020)

2b	Limited Liability Company Operating Agreement of the Company, effective as of January 2, 2020 (incorporated by reference to Exhibit 2(b) to the Company’s Form 1-A filed on April 20, 2020)

4a	Form of Subscription Agreement, including form of Purchaser Consent, form of Privacy Policy and form of Terms and Conditions (incorporated by reference to Exhibit 4(a) to the Company’s Form 1-A filed on July 8, 2020)

6a

Amended and Restated Management Agreement, dated as of January 2, 2020, by and between SavvyShares PBC and the Company, including Amended and Restated Intellectual Property License Terms (incorporated by reference to Exhibit 6(a) to the Company’s Form 1-A filed on April 20, 2020)

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SIGNATURES

Pursuant to the requirements of Regulation A, this issuer has duly caused this Annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on April 29, 2022.

SavvyShares LLC

By:	SavvyShares PBC
Its Manager

By:	/s/ Roseanne Luth
Roseanne Luth Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Roseanne Luth	Chief Executive Officer and Director of SavvyShares PBC (Principal Executive Officer)	April 29, 2022
Roseanne Luth

/s/ Michael J. Berthelot	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) of SavvyShares PBC	April 29, 2022
Michael J. Berthelot

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